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March 23, 2005

SUPPL

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

RECD S.E.C.
MAR 24 2005
1086

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated March 15, 2005 ~~announcing AGF's 2004 results~~ and (ii) a press release dated March 15, 2005 announcing AGF's sale of its stake in Gecina.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji /DM.

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

dlw 3/28

SHEARMAN & STERLING LLP EST UN PARTNERSHIP À RESPONSABILITÉ LIMITÉE CONSTITUÉ AUX ÉTATS-UNIS D'AMÉRIQUE EN VERTU DES LOIS DE L' ÉTAT DU DELAWARE. CES LOIS LIMITANT LA RESPONSABILITÉ PERSONNELLE DES ASSOCIÉS.


AGF

Paris, 15 March 2005

PRESS RELEASE

2004 RESULTS:

RECORD NET PROFIT OF €1.1BN
OPERATING TARGETS SURPASSED
OPERATING PROFITABILITY IN EXCESS OF 16%

EPS UP 42% AT €6.24 PER SHARE

ROE: 17.4% VS. 13.2%

OPERATING PROFITABILITY[1]: 16.4% *vs. 12.5%*[2]

OVERALL GROUP COMBINED RATIO: 95.5% *vs.98.6%*

NEW BUSINESS VALUE UP 252% AT 19.3% OF APE[3]

NET ASSET VALUE UP 23% AT €8.7BN OR €48.8 PER SHARE

EMBEDDED VALUE UP 19.2% AT €9.1BN OR €51.3 PER SHARE

DIVIDEND UP 44% AT €2.60

2005 OUTLOOK:

MAINTAIN OPERATING PROFITABILITY > 16%
MAINTAIN POLICY OF HIGH DISTRIBUTION
STEP UP GROWTH INITIATIVES

1 normalised profit to allocated capital
2 compared with 2003 proforma
3 annualised premiums after solvency margin cost

KEY FIGURES

in millions of euros	31.12.04	31.12.03	% change
Total revenue	17 341	18 277	+2.3%[1]
Premium income	16 759	16 546	+2.5%[1]
Underlying profit excl. capital gains[2]	1 280	996	+29%
Capital gains[2]	325	197	+65%
Underlying profit[3]	1 605	1 193	+35%
Consolidated net income	1 104	763	+45%
Weighted EPS (in euros)	6.24	4.41	+41%
Net asset value	8 667	7 074	+23%
Embedded value	9 100	7 636	+19%
Operating profitability	16.4%	12.5%[4]	+3.9pts
ROE	17.4%	13.2%	+4.2pts

[1] on a comparable basis
[2] of operating companies, shareholders' portion.
[3] of operating companies, before tax
[4] proforma

2004 HIGHLIGHTS:

- AGF **actively reduced its risk profile**, enabling it to **support improvement in operating profitability and strengthen its financial condition:**
  - In life insurance, AGF continued to **follow its policy of realising investment gains conservatively, enabling it to strengthen the Group's unrealised wealth. Owing to good performance in asset management, unrealised capital gains grew by 44.7% to €6.8bn.** In addition, at year-end 2004, AGF **safeguarded its reserve for surplus profit-sharing, which equalled €529m[1]**, representing 1.4% of mathematical reserves. At the same time, on the liabilities side, the Group continued to **reduce its average guaranteed** rate to less than 1.7% of mathematical reserves.
  - In property and casualty insurance, AGF **improved the quality of risks underwritten and strengthened its underwriting reserves**. An innovative programme for covering natural disaster risks and additional control over earnings volatility enabled the Group **sharply to reduce the allocated capital necessary for non-life insurance activities in 2005.**
  - **AGF finished refocusing on its core businesses**. It disposed of some **€800mn** in non-strategic assets, completing that programme.

  This **dynamic management strengthened the Group's financial condition**. The **consolidated solvency margin stood at 236%[2]**, vs. 193% at 31 December 2003. AGF's **resources totalled €9.8bn[3], enabling it to finance growth in its businesses, to which it allocates capital of €8.3bn.**

- AGF **surpassed all of the ambitious operating targets it set for itself** in 2004:

[1] incl. reserve for surplus profit-sharing on segregated portfolios
[2] method comparable with 2003
[3] NAV after dividend + subordinated debt incl. €400m January 2005 subordinated issue, excl. banking activities

	Targets	Achievements
Property & Casualty		
Combined ratio – France	< 99%	98.8%
Combined ratio – International	< 100%	96.9%
Life & Financial Services		
Growth in new business value	30%	252%
Premium income	5-10%	6.3%
Unit-linked portion	20%	32% incl. ~10% in temporary accounts
Cost reductions	~ €75mn	€79mn with €12mn in reorganisation costs
Health & Group		
Combined ratio – Health	< 100%	99.4%
Combined ratio – Group insurance	< 100%	98.5%
Credit insurance		
Combined ratio	85-90%	76.1%
Cost reductions	€10mn	€22mn

- The measures implemented in the **Life & Financial Services** division reduced **acquisition and administrative costs, increased productivity and relaunched sales momentum in the networks, even while improving the product mix, now 32% composed of unit-linked products. These measures contributed to the 19.2% rise in embedded value to €9.10bn, vs. €7.64bn at year-end 2003. New business value surged 252% to €89mn vs. €25mn in 2003, and represented 19.3% of annualised premium equivalent (APE).**

- With **the entire Group mobilised** and **all of these initiatives underway since 2001, the Group was able to post operating profitability of 16.4%. AGF was thus a year ahead of plan, having targeted profitability of 15% in 2005.**

Operating profitability	**31.12.2004**	**31.12.2003 proforma**
Property & casualty in France	14.5%	10.4%
Health & Group in France	14.8%	11.3%
Life & Financial Services in France	21.5%	17.3%
Total – France	**16.8%**	**12.5%**
International	15.0%	10.8%
Credit insurance and assistance	17.0%	13.9%
Total AGF (excl. holding cos.)	**16.4%**	**12.5%**

- **As a result, net income totalled a record €1,104mn, representing ROE of 17.4%.** These earnings enable AGF to **defend its "income stock" status** and propose a dividend of **€2.60 per share** to shareholders at the Annual Meeting on 23 May 2005, representing an increase of **44%** from the 2003 dividend.

I CONSOLIDATED RESULTS:

in millions of euros	Underlying profit		Capital gains[2]		Underlying profit excl. CG[2]	
	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03
France	914	794	230	344	684	450
Life	322	416	56	109	266	308
Health	69	1	25	34	44	-33
Non-life	523	377	149	202	374	175
International	381	51	94	-164	286	215
Credit insurance	184	125	-1	-10	185	134
Assistance	15	13	-3	2	18	11
Financial Services	112	187	0	0	112	187
Other	-1	23	4	24	-5	0
Underlying profit[1]	**1 605**	**1 193**	**325**	**197**	**1 280**	**996**
Holding cos.	-108	-123				
Taxes	-341	-56				
Goodwill	-87	-110				
Exceptional items	35	-141				
Net income	**1 104**	**763**				

[1] of operating companies
[2] of operating companies, shareholders' portion.

- **Underlying profit** (before tax, goodwill and exceptionals) of the operating companies totalled **€1,605mn, up 35%** from 2003. This increase reflected the **sharp improvement in operating profitability of all Group activities, both in France and abroad.**

- **Underlying profit excl. capital gains[1]** was up more than **29% at €1,280mn. Capital gains, shareholders' portion, stood at €325mn and represented only 20% of the year's underlying profit.**

- Holding companies contributed a pre-tax loss of €108mn (vs. a loss of €123mn in 2003).

- **Taxes totalled €341mn,** vs. € 56mn in 2003. They **equalled 23% of underlying profit** incl. holding company results, representing a slightly higher level than in the first half of the year (20%). Over all of 2004, €103mn in previously uncapitalised international deferred tax assets were booked, vs. €44mn in the first half.

- **Goodwill amortisation totalled €87mn**, vs. €110mn in 2003. Goodwill amortisation was higher in 2003 because of the **write-off of goodwill related to the South American subsidiaries.**

- **Exceptional items totalled a gain of €35mn, vs. a loss of** €141mn in 2003. The variation derived principally from the capital gain on the sale of the Group's stake in Sophia. Owing to Sophia's **ownership history**, the part of the capital gain related to banking activities (€44mn) was booked as an **exceptional item.**

- **The Group achieved a record net income of €1,104mn, up 45% from the €763mn posted in 2003.**

[1] of operating companies, shareholders' portion.

III RESULTS BY SEGMENT

III.1 FRANCE

III.1.1 Life & health insurance

Consolidated premium income from life & health insurance totalled **€5,667mn**, up **6.2%** from 2003. **Life & health insurance contributed €391mn to underlying profit, vs. €417mn in 2003.**

In life insurance, AGF decided to adopt a **policy of conservative management of its unrealised wealth.** AGF **realised only €56mn in capital gains** (shareholders' portion) in life insurance, vs. €109mn in 2003 and **maintained its surplus profit sharing reserve** at €529mn[1]. This conservative management **increased the Group's ability to maintain high margins in the future**, while **ensuring favourable yields to customers. Underlying profit stood at €322mn**, vs. €416mn in 2003.

AGF implemented **significant changes in 2004** in the Life & Financial Services division. The Assurfinance and Génér'actif salaried networks were **combined, new sales coaching** was implemented to assist **tied agents with business development** and the **Brokerage and Partnership entities were grouped together**. Acquisition and administrative **costs were reduced** by **€79mn**[2], and sales **productivity improved by 11%.** Lastly, the **product line was renewed,** paving the way for a **significant increase in the proportion of unit-linked contracts in premium income (32%).**

These measures were instrumental in **boosting new business value, which surged 252% to 19.3% of annualised premium equivalent (APE), or €89mn (vs. €25mn). Embedded value rose by 19.2% to €9.10bn or €51.3 per share,** and included NAV of €8.67bn, elements of future earnings of €-1.76bn (vs. €-1.20bn in 2003), solvency margin costs of €-0.67bn (vs. €-0.77bn) and the present value of future profits (PVFP), which rose to €2.87bn (vs. €2.54bn).

In **health insurance, rigorous underwriting measures** and **rate increases cut the combined ratios in individual health to 99.4%** (vs. 106.1% in 2003) and in **group income protection to 98.5%** (vs. 105.2%[3] in 2003). The **contribution of the individual and group health insurance businesses was up sharply** from €1mn in 2003 **to €69mn** in 2004.

III.1.2 Property & casualty insurance

In 2004, AGF consolidated the level of **premium income from property & casualty insurance** achieved in 2003 at €4,078mn, down 4.9% from the previous year. Two-thirds of the decline **derived from efforts to maintain profitability in the Large Corporates segment** against a market background of stiff pressure on rates.

Higher rates, better risk selection, cost reduction efforts and **improvements in administrative processes** made it possible to reduce the **combined ratio to a record low of 98.8%** in 2004, vs. 103.0% in 2003 and 112.2% in 2002. AGF thus **exceeded the operating targets it set for itself, reaping the benefits of the efforts undertaken over the past two years.** As a result, the

[1] incl. reserve for surplus profit-sharing on segregated portfolios
[2] excl. €12mn in reorganisation costs
[3] restated

contribution excluding capital gains surged to €374mn from €175mn in 2003. **Underlying profit totalled €523mn** vs. €377mn in 2003.

III.2 INTERNATIONAL

Premium income generated outside France totalled €4,633mn, up 4.0% on a comparable basis.

Outside France too, **AGF reaped the benefits of its efforts to improve profitability in property & casualty insurance** and of its **good financial management**, enabling AGF's international operations to **post a record-high contribution of €381mn vs. €51mn in 2003**. The **combined ratio stood at 96.9%** vs. 99.3% in 2003. **Capital gains net of impairment provisions totalled €94mn vs. a net loss of €164mn in 2003.**

in millions of euros	Underlying profit		Capital gains		Underlying profit excl. capital gains	
	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03
Total	**381**	**51**	**94**	**-164**	**286**	**215**
Life	66	-25	13	-62	53	37
Health	23	7	1	4	22	2
Non-life	291	69	80	-107	211	176
Total	**381**	**51**	**94**	**-164**	**286**	**215**
Belgium	26	-96	13	-97	13	1
Netherlands	145	28	26	-77	120	105
Spain (AGF share)	163	75	42	-2	122	77
South America	36	20	15	10	21	10
Other	11	24	-1	1	12	23

[1] net of provisions for impairment in the value of assets

III.1.2 Europe

In **Belgium**, good **operating performance** and a **return to net capital gains on disposals (2003 saw impairment provisions of €130mn)** put underlying profit into the black at **€26mn, vs. a loss of €96mn** in 2003. In **property & casualty insurance, selective underwriting** measures **maintained the combined ratio well below the value-creation threshold**. It stood at **105.3%** vs. 103.0% in 2003. Consequently, **operating profit** from this business was **€22mn**, vs. a loss of €23mn in 2003. **Life & health** operations meanwhile contributed **€4mn**, vs. a loss of €73mn in 2003.

In the **Netherlands, underlying profit was €145mn**, as **capital gains returned to positive territory** (€26mn vs. a loss of €77mn in 2003) and **property & casualty** operations maintained **excellent profitability**. The **combined ratio was 97.4%,** holding to the **very favourable level** achieved in 2003. Underlying profit from **non-life insurance** stood at **€99mn, vs. €8mn** in 2003. In **life & health insurance**, underlying profit was **€47mn**, vs. €20mn in 2003.

In **Spain, underlying profit rose sharply to €163mn from €75mn** in 2003. This rise reflected **improved financial results and a further decline in the combined ratio,** which stood at **the excellent level of 91.6%,** vs. 95.8% in 2003. As a result, **property & casualty** insurance generated profits of **€133mn, vs. €50mn in 2003. Life & health** insurance **contributed €30mn to underlying profit, vs. €25mn in 2003.**

III.1.2 South America

In South America, AGF concentrated its efforts on shoring up the property & casualty business. Thanks to **rigorous underwriting measures,** the **combined ratio stood at the very favourable level of 99.5%** (vs. 108.7% in 2003) and the contribution of this business to underlying profit **advanced 80% to €31mn,** vs. €12mn in 2003. **AGF created value for the first time in South America, in a very high cost-of-capital context.** Concurrently, the Group sold its Chilean insurance operations and its Brazilian life insurance subsidiary. As a result, underlying profit from life & health insurance contracted to €5mn in 2004 from €8mn in 2003.

III.3 CREDIT INSURANCE

Two years after creating the world leader in credit insurance, Euler Hermes' excellent results have confirmed the success of its dynamic strategy. Rigorous underwriting measures, heightened selectivity, lower administrative expenses and more **favourable claims** environment led to a **record low combined ratio of 76.1%,** vs. 79.9% in 2003. Credit insurance **contributed €184mn** (AGF share) to **underlying profit, up 47.7%.**

III.4 FINANCIAL SERVICES

Underlying profit from the Group's **Financial Services** division **totalled €112mn,** vs. €187mn in 2003. **Banque AGF's contribution rose sharply,** as **loan losses were down, asset management performed well and costs were trimmed** (€6mn). This enabled the division to limit **the negative basis effect of the disposal of Entenial. In 2003, Entenial had contributed €102mn.**

IV OTHER FINANCIAL ITEMS

IV.1 ROE, EPS

The AGF **Group's ROE was 17.4%,** up significantly from 13.2%.

After subtracting 11,945,611 shares held in treasury, the weighted average number of shares outstanding on 31 December 2004 was 176,838,088. On this basis **earnings per share (EPS) stood at €6.24,** vs. €4.41 in 2003.

IV.2 Capital gains, reserve for surplus profit-sharing

Capital gains net of impairment provisions (Group share) totalled **€632mn** in 2004 and represented **less than 9% of the Group's unrealised wealth** at year-end. The **amount demonstrated that the Group has recovered the ability to generate capital gains** and the low percentage that it has been conservative in managing **unrealised wealth. Capital gains net of impairment provisions (shareholders' portion) totalled €325mn vs. €197mn in 2003. The surplus profit-sharing reserve remained unchanged at €529mn[1].**

IV.3 Assets under management, unrealised capital gains

At 31 December 2004, the market value of **assets under management was €86.6bn. Unrealised gains**, Group share, advanced by **45%** from €4.7bn at 31 December 2003 to **€6.8bn a year later**. In a **declining interest-rate environment, unrealised capital gains on bonds expanded by 55.3%** to **€3.9bn. Unrealised capital gains on equities rose sharply**, buoyed by **asset management's good performance**. They stood at **€1.0bn**. Lastly, **capital gains on properties** remained stable at **€1.9bn. The shareholders' portion** of unrealised capital gains **increased by 37%** from €2.62bn at year-end 2003 to **€3.60bn** at 31 December 2004.

IV.4 Net asset value

AGF's consolidated **shareholders' equity** totalled **€7.34bn**, vs. €6.53bn at 31 December 2003. **Net asset value** stood at **€8.67bn**, or **€48.8 per share**, vs. €40.5 at year-end 2003.

V OUTLOOK

AGF is now a simpler, more profitable, financially sounder, less risky group, with a high yield.

The Group will continue actively to manage its risk profile, optimise its allocated capital, improve productivity, invest in its distribution networks and grow dynamically, particularly in Europe. For 2005, AGF has set the following targets:

- **Maintain operating profitability > 16%**
- **Maintain a policy of high distribution**
- **Continue to post growth in the value of new business in life insurance**

For the next three years, AGF intends to step up its initiatives so as to grow in each of its lines of business. Specifically, AGF believes it has the potential to grow by 5-10% in individual life insurance, health & group insurance and internationally. Financial Services should grow by more than 10%.

[1] incl. reserve for surplus profit-sharing on segregated portfolios

AGF investor contacts:		**AGF press contacts:**	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr	Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

Cautionary Note Regarding Forward-Looking Statements:

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro-U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.



Paris, 15 March 2005

PRESS RELEASE

AGF sells its stake in Gecina

AGF sold its 22.3% stake in Gecina today to the Spanish property company Metrovacesa, via a block trade. The price of the transaction was €89.75 per share, payable on 30 December 20 05.

The total amount of the transaction is €1.240bn and results in a profit of €526mn for AGF. AGF's stake in Gecina was approximately 78% -held by AGF Vie.

This transaction is part of AGF's strategy of active portfolio management, and enables the Group to reduce its exposure to the property market by around 1.5% at favourable financial terms.

In addition, it further increases AGF Vie's financial flexibility. Lastly, as a result of this transaction, the Group will have earned almost all of the capital ga ins planned in its 2005 programme by the end of the first quarter.

AGF investor contacts:		AGF press contacts:	
Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr	Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr	Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalan ne@agf.fr	Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr	Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr

Cautionary Note Regarding Forward -Looking Statements:

Certain of the statements contained herein may be stat ements of future expectations and other forward -looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materiall y from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and s imilar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, *including in particular economic conditions in th e Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency* and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) inter est rate levels, (vii) currency exchange rates including the Euro -U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the pol icies of central banks and/or foreign governments, (xi) the impact of acquisitions (e.g. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and/or global basis. Many of t hese factors may be more likely to occur, or more pronounced, as a result of the events on, and following, September 11th 2001.
The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AGs filing s with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward -looking information contained in this release.

For more financial, strategic and institutional information on the AGF Group, visit our internet site at http://www.agf.fr